SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 5*

CHESAPEAKE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

165167 10 7
(CUSIP Number)

Michael M. Stewart, Esquire
Crowe & Dunlevy
20 N. Broadway
Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7747
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ྑ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 165167 10 7	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tom L. Ward
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7    SOLE VOTING POWER

23,816,390

23,800,796 of such shares are subject to forward sale agreements
  8    SHARED VOTING POWER

0
  9    SOLE DISPOSITIVE POWER

23,816,390

23,800,796 of such shares are subject to forward sale agreements
10    SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,816,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 165167 10 7	Page 3 of 10 Pages
PRELIMINARY STATEMENT

This Amendment No. 5 to Schedule 13D is filed by Tom L. Ward with respect to his beneficial ownership of Chesapeake Energy Corporation stock. This Amendment No. 5 to Schedule 13D amends the initial statement on Schedule 13D filed by the group consisting of Mr. Ward and TLW Investments Inc. ("TLW")  on February 22, 2006, Amendment No. 1 to Schedule 13D filed by Mr. Ward and TLW on March 29, 2006, Amendment No. 2 to Schedule 13D filed by Mr. Ward and TLW on April 28, 2006, Amendment No. 3 filed by Mr. Ward and TLW on May 17, 2006, and Amendment No. 4 filed by Mr. Ward and TLW on March 13, 2007 (collectively, the "Prior 13D"). Mr. Ward is filing this Amendment No. 5 to report that on March 22, 2007 he terminated previously reported forward sale and collar transactions for cash consideration without delivery of any shares of Common Stock and that on March 22, 2007 and March 29, 2007, he entered into two new forward sale agreements regarding shares of Common Stock.

Pursuant to the transactions reported in Amendment No. 4 filed on March 13, 2007, TLW no longer beneficially owned any shares of Common Stock.  Upon the filing of Amendment No. 4, Mr. Ward and TLW were no longer a "group" for the purposes of filing reports under Section 13(d) of the Securities Exchange Act.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background .

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

No change.

Item 5.	Interest in Securities of the Issuer .

Item 5 is hereby amended and supplemented as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Ward was computed based upon 473,520,004 shares of Common Stock outstanding on August 10, 2007.

(a)	The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by Mr. Ward:

Person or Entity	Amount	Percent

Tom L. Ward	23,816,390 [1]	5.03%

1 Of the shares included, 23,800,796 shares are subject to the forward sale agreements described in Item 5(c).

(b)
The following table sets forth the number of shares of Common Stock of the Company for which Mr. Ward has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition

Tom L. Ward	23,816,390 [1]	0

____________________
1 See footnote 1 under paragraph (a) of this Item 5.

(c)	The following transactions were effected in the Common Stock by Mr. Ward:

On March 22, 2007, Mr. Ward entered into agreements to terminate certain forward sale agreements entered on March 13, 2006 relating to up to 7,815,808 shares of Common Stock, April 4, 2006 relating to up to 2,000,000 shares of Common Stock, April 13, 2006 relating to up to 1,000,000 shares of Common Stock, April 19, 2006 relating to up to 1,500,000 shares of Common Stock, April 20, 2006 relating to up to 2,813,854 shares of Common Stock and May 5, 2006 relating to up to 1,617,530 shares of Common Stock.  In lieu of delivering shares of Common Stock, the forward sale arrangements were terminated for cash consideration.

The terms of the termination agreements regarding the forward sale transactions are summarized as follows:

Term	Agreement and Termination Dates
	March 13, 2006 (as terminated March 22, 2007)	April 4, 2006 (as terminated March 22, 2007)	April 13, 2006 (as terminated March 22, 2007)	April 19, 2006 (as terminated March 22, 2007)	April 20, 2006 (as terminated March 22, 2007)	May 5, 2006 (as terminated March 22, 2007)
Expiration Date/Maturity	Tenth business day following March 13, 2009	Tenth business day following April 4, 2007	Tenth business day following April 13, 2007	Tenth business day following April 19, 2007	April 20, 2007	May 7, 2007
Number of Shares	7,815,808	2,000,000	1,000,000	1,500,000	2,813,854	1,617,530
Forward Floor Price	$25.7203	$30.00	$30.00	$30.00	$27.9683	$28.0553
Forward Cap Price	$46.9017	$35.00	$35.00	$35.00	$42.3309	$42.4625
Termination Amount Payable per Share	$22.7837	$27.2647	$26.8444	$28.4324	$27.8015	$27.8873

In consideration for the termination of the above described forward sale transaction arrangements, Mr. Ward agreed to pay amounts equal to $178,073,314 relating to the March 13, 2006 agreement, $54,529,305 relating to the April 4, 2006 agreement, $26,844,411 relating to the April 13, 2006 agreement, $42,648,651 relating to the April 19, 2006 agreement, $78,229,391.03 relating to the April 20, 2006 agreement and $45,108,544 relating to the May 5, 2006 agreement.

On March 22, 2007, Mr. Ward entered into an agreement to terminate a certain collar transaction entered on April 5, 2006 relating to 2,000,000 shares of Common Stock.  In consideration of the termination agreement, Mr. Ward agreed to pay an amount equal to $55,715,200.

On March 22, 2007, Mr. Ward entered into an agreement to terminate a certain collar transaction entered on April 12, 2006 relating to 1,000,000 shares of Common Stock In consideration of the termination agreement, Mr. Ward agreed to pay an amount equal to $27,145,547.80.

On March 22, 2007, Mr. Ward entered into a forward sale agreement relating to 19,747,192 shares of Common Stock, and on March 29, 2007, Mr. Ward entered into a forward sale agreement relating to 4,053,604 shares of Common Stock.

The terms of the forward sale transactions are summarized as follows:

Term	Agreement Dates
	March 22, 2007							March 29, 2007
	Tranche I	Tranche II	Tranche III	Tranche IV	Tranche V	Tranche VI	Tranche VII
Settlement Date	Third Currency Business Day after March 24, 2008	Third Currency Business Day after March 31, 2008	Third Currency Business Day after April 7, 2008	Third Currency Business Day after April 14, 2008	Third Currency Business Day after April 21, 2008	Third Currency Business Day after April 28, 2008	Third Currency Business Day after May 5, 2008	Third Currency Business Day after March 31, 2008
Number of Shares	2,821,027	2,821,027	2,821,027	2,821,027	2,821,027	2,821,027	2,821,030	4,053,604
Forward Floor Price	$30.00	$30.00	$30.00	$30.00	$30.00	$30.00	$30.00	$26.4492
Forward Cap Price	$36.00	$36.00	$36.00	$36.00	$36.00	$36.00	$36.00	$37.7446
Settlement Price	The closing price on the New York Stock Exchange on March 24, 2008	The closing price on the New York Stock Exchange on March 31, 2008	The closing price on the New York Stock Exchange on April 7, 2008	The closing price on the New York Stock Exchange on April 14, 2008	The closing price on the New York Stock Exchange on April 21, 2008	The closing price on the New York Stock Exchange on April 28, 2008	The closing price on the New York Stock Exchange on May 5, 2008	The mean of the closing prices on the New York Stock Exchange for the business days from and including March 17, 2007 to and including March 31, 2008

For each Tranche of the agreement dated March 22, 2007 and for the agreement dated March 29, 2007, in accordance with the terms defined above, Mr. Ward will deliver on each Settlement Date, the related Number of Shares.

(d)	See Item 6, below.

(e)
Pursuant to the transactions reported in Amendment No. 4 filed on March 13, 2007, TLW no longer beneficially owned any shares of Common Stock.  Upon the filing of Amendment No. 4, Mr. Ward and TLW were no longer a "group" for the purposes of filing reports under Section 13(d) of the Securities Exchange Act.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented with the following:

Mr. Ward maintains credit arrangements with Deutsche Bank AG pursuant to an agreement dated March 22, 2007 and an agreement dated March 29, 2007. As of the date of the filing of this Amendment, Mr. Ward has pledged 23,800,796 shares of Common Stock as collateral for such credit arrangements.  Mr. Ward also maintains a credit arrangement with RBC Dain Rauscher, pursuant to agreements dated September 16 and 19, 2005, as amended in December, 2006.  As of the date of this Amendment, Mr. Ward has pledged 15,254 shares of Common Stock as collateral for such credit arrangements.  As of the date of the filing of this Amendment, Mr. Ward has no pledge agreements for shares of Common Stock other than the aforementioned agreements.

On March 22, 2007, Mr. Ward entered into a forward sale agreement relating to 19,747,192 shares of Common Stock, and on March 29, 2007, Mr. Ward entered into a forward sale agreement relating to 4,053,604 shares of Common Stock.  Both of these agreements are described in Item 5(c) above.

Item 7.	Materials to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 14, 2007

/s/ Tom L. Ward TOM L. WARD, an individual